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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2000




                               724 SOLUTIONS INC.




                          4101 Yonge Street, Suite 702
                        Toronto, Ontario, Canada M2P 1N6
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                              -------------             --------------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                       -------------     ------------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      -------------


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                               724 SOLUTIONS INC.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                          PAGE
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     Signatures                                                              3

     724 Solutions Inc. - Material Change Report under Section 75(2)   Exhibit
     of the Securities Act (Ontario) - 724 Solutions Inc. added to        99.1
     the TSE 300 and TSE 200 composite indices, and to the S&P/TSE
     Canadian MidCap Index

                                  2

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       724 SOLUTIONS INC.


                                        By:      /S/ KAREN BASIAN
                                                -------------------------------
                                                 Name: Karen Basian
                                                 Title: Chief Financial Officer

Date: September 25, 2000

                                       3